UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
(Amendment No. n/a )*

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Heritage Oaks Bancorp	77-0388249	000-25002
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
545 12th Street		Paso Robles	CA	93446	AREA CODE	NUMBER
					805	369-5118
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET	CITY	STATE	ZIP CODE
TORRES MARGARET A	###-##-####	CFO/EVP	545 12th Street	Paso Robles	CA	93446

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	Title of the Class of Securities To Be Sold	(b)	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c)	Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d)	Aggregate Market Value (See instr. 3(d))	(e)	Number of Shares or Other Units Outstanding (See instr. 3(e))	(f)	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g)	Name of Each Securities Exchange (See instr. 3(g))
Broker-Dealer File Number

TABLE I –– SECURITIES TO BE SOLD

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Stock Option	03-11-2008	Stock Option Exercise	Heritage Oaks Bancorp	6,954	03-11-2008	Cash

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
None	None	03-11-2008	0	0

Explanation of Responses:

REMARKS:

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

March 12, 2008	Tana L Eade power of attoney for Margaret A Torress
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.  Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)